UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                    to

Commission file number 001-15955

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Employees 401(k) Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Financial Inc.

821 17th Street
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - Modified Cash Basis
Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis

Notes to Financial Statements

SUPPLEMENTAL INFORMATION

Schedule of Assets (Held at End of Year)

EXHIBIT INDEX

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
CoBiz Employees 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits — modified cash basis of the CoBiz Employees 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits — modified cash basis for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental information were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than United States generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of CoBiz Employees 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Act of 1974.  This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

CLIFTON GUNDERSON LLP

Denver, Colorado

June 24, 2009

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS

December 31, 2008 and 2007

	2008	2007

INVESTMENTS

Guaranteed Interest Fund	$5,880,216	$3,675,409
Pooled separate account	15,132,447	22,422,499
CoBiz Common Stock Fund	3,755,275	4,419,121
Participant loans	874,529	616,327

NET ASSETS AVAILABLE FOR BENEFITS	$25,642,467	$31,133,356

The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS

For the Years Ended December 31, 2008 and 2007

	2008	2007

ADDITIONS TO NET ASSETS
Investment income (loss):
Net depreciation in fair value of investments	$(9,780,013)	$(463,621)
Interest	219,596	163,631
	(9,560,417)	(299,990)
Contributions:
Participant	2,962,464	2,645,405
Employer	1,891,800	1,686,625
Rollover	797,614	177,987
Total contributions	5,651,878	4,510,017

Total (deductions)/additions to net assets	(3,908,539)	4,210,027

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	1,554,594	1,566,147
Administrative expenses	27,756	30,001

Total deductions from net assets	1,582,350	1,596,148

NET (DECREASE)/INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(5,490,889)	2,613,879

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	31,133,356	28,519,477

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$25,642,467	$31,133,356

The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 — DESCRIPTION OF PLAN

The following description of the CoBiz Employees 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  The Plan covers all full-time employees of CoBiz Financial Inc. and its wholly owned subsidiaries (the Company) who have attained age 21 and have worked for the Company for one month.  The Plan was created on January 1, 1991 and restated on April 1, 2002 to comply with the recent rules and regulations for the General Agreement on Tariffs and Trade, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 collectively known as GUST.  The Plan was also amended on January 1, 2001 to comply with the Economic Growth and Tax Relief Reconciliation Act.  The Plan has designated Standard Insurance Company (Standard) as the Plan provider.  The Reliance Trust Company was appointed to be custodian to maintain the Plan’s investment in CoBiz common stock.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute from 1% up the maximum allowed by law of their pretax annual compensation, as defined in the Plan or up to $15,500 in 2008 and 2007, subject to certain Internal Revenue Code limitations (IRC).   If the participant attains age 50 during the Plan year, the participant may contribute a catch-up contribution of an additional $5,000 in 2008 and 2007.  Effective April 1, 2008, the Plan was amended to accept Roth elective contributions made on behalf of participants, as defined in the Plan document and subject to IRC limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of pooled separate accounts, a common stock fund and an insurance investment contract as investment options for participants.

Discretionary Contributions

The Company may contribute a discretionary contribution as determined annually by the Company’s Compensation Committee and such contributions are directed by the receiving participants’ investment election.  For 2008, a participant’s eligible matching contribution equals the amount of the participant’s annual elective deferrals not to exceed 6% of a participant’s annual compensation.  The match for 2008 and 2007 was a dollar for dollar match of the employees’ elective contributions per payroll period, limited to 6% of annual compensation.

Participant Accounts

Standard is responsible for preparing, maintaining and allocating amounts to individual participant’s accounts.  Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions.  Plan earnings are charged with an allocation of administrative expenses.  Allocations are based on participant earnings on account balances, as defined in the Plan Document.  The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account and the earnings thereon and the participant’s vested amount in their Company contribution account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s discretionary matching contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after five years of credited service.  A year of credited service is considered to be when an employee has worked at least 1,000 hours with the Company during the plan year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s value of the vested account balance.  Loan terms range from 1 to 5 years or up to 15 years if the loan is for the purchase of a participants’ primary residence.  The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant.  The loans bear interest at rates that range from 4.00% to 8.25% which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through semi-monthly payroll deductions.

Forfeitures

Forfeitures which occur pursuant to the Plan are applied to offset expenses and employer contributions as such obligations accrue.  In 2008 and 2007, the forfeitures applied against expenses were $17,000 and $22,000, respectively.  For the years ended December 31, 2008 and 2007, employer contributions were reduced by $52,000 and $38,926, respectively, due to forfeitures.  Forfeitures of terminated non-vested participant account balances available to offset future expenses and/or company contributions at December 31, 2008 and 2007 totaled $32,000 and $26,511, respectively.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.  Upon death of the participant, a lump sum benefit must be paid no later than December 31st of the 5th calendar year following the participant’s death.

Any death benefit other than a lump sum distribution made to the participant’s spouse must be distributed no later than December 31st of the calendar year immediately following the calendar year in which the participant died, or December 31st of the calendar year in which the participant would have reached age 70½, whichever is later.  If the beneficiary of any death benefit other than a lump sum distribution is not a spouse, the distribution must be made beginning no later than December 31st of the calendar year immediately following the calendar year in which the participant died.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.   This basis of accounting is not in accordance with accounting principles generally accepted in the United States.  Cash basis financial statements that adjust securities investments to fair value are considered to be prepared on a modified cash basis of accounting.  Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

The preparation of financial statements in conformity with the modified cash basis of accounting may require management to make estimates and assumptions.  These estimates and assumptions may affect the reported amounts of assets and liabilities and, if applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Guaranteed Interest Fund, which approximates contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

On January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. In October 2008, FASB Staff Position (FSP) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, was issued, effective immediately for all prior periods for which financial statements have not been issued.  This FSP provides clarification on the application of SFAS 157 and issues to be considered when observable valuation inputs do not exist or observable inputs are from an inactive market. See Note 3 — Fair Value Measurements.  The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with SFAS 157.  See Note 3 — Fair Value Measurements for detailed investment valuation methodologies used.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan pays certain administrative expenses incurred in connection with the Plan.  The Company pays all other costs and expenses of maintaining the Plan.

Risks and Uncertainties

The Plan provides for investment alternatives in stock.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 — FAIR VALUE MEASUREMENTS

SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined using assumptions that market participants would use in pricing an asset or liability.  As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such assets pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Plan’s financial assets carried at fair value effective January 1, 2008.

Guaranteed Interest Fund

The Guaranteed Interest Fund is an interest bearing account that is invested in the general assets of the Standard Insurance Company.  The Guaranteed Interest Fund is stated at contract value, which approximates fair value.  The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.   As a result, the Plan has determined that the Guaranteed Interest Fund is classified within the Level 3 of the fair value hierarchy.  Level 3 investments represent 26.3% or $6,754,745 of total net assets available for benefits at December 31, 2008.  There were no realized or unrealized losses resulting from Level 3 investments during the year ending December 31, 2008.

Pooled Separate Account

The Pooled Separate Account is composed of publicly traded mutual funds, which are recorded at unit value.  Unit value is determined daily using publicly traded net asset value or share prices, adjusted for dividend rates and management fee rates.  The management fee rates are considered a Level 2 input.  However, the Plan has assessed the impact of the management fee rates on the overall fair value of the account and determined it is immaterial.  As a result, the fair value of the account in its entirety is classified as a Level 1.

Employer Stock Fund

The Employer Stock Fund contains the Plan’s investment in CoBiz common stock, which is also recorded at unit value.  Unit value is determined using publicly traded share prices, adjusted for a cash balance component and management fee rates.  The management fee rates are considered a Level 2 input.  However, the Plan has assessed the impact of the management fee rates on the overall fair value of the account and determined it is immaterial.  As a result, the fair value of the account in its entirety is classified as a Level 1.

Participant Loans

Participant loans are valued at amortized cost, which approximates fair value.

The following table presents the Plan’s assets measured at fair value at December 31, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

		Fair value measurements using:
	Balance at December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Guaranteed Interest Fund	$5,880,216	$—	$—	$5,880,216
Pooled separate account	15,132,447	15,132,447	—	—
Employer Stock Fund	3,755,275	3,755,275	—	—
Participant loans	874,529	—	—	874,529
Total Investments	$25,642,467	$18,887,722	$—	$6,754,745

A reconciliation of the beginning and ending balances of assets measured at fair value using Level 3 inputs follows:

	Stable Asset Fund
Balance at January 1, 2008	$3,675,409
Interest	176,461
Fund transactions
Purchases	917,192
Sales	(674,882)
Transfers in	3,597,725
Transfer out	(1,811,689)
Balance at December 31, 2008	$5,880,216

	Participant loans
Balance at January 1, 2008	$616,327
Issuances	474,252
Principal repayments	(259,185)
Interest	43,135
Balance at December 31, 2008	$874,529

NOTE 4 — INVESTMENTS

The following presents investments at December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets.

	2008	2007

Standard Insurance Company Stable Value Fund	$5,880,216	$3,675,409
Standard Insurance Company Pooled separate account:
Vanguard 500 Index	2,271,434	3,379,625
Federated Mid-Cap	1,421,665	2,141,032
T. Rowe Price Mid-Cap Growth	1,557,681	2,312,164
Harbor Capital Appreciation	1,500,635	2,080,648
Harbor International	1,878,819	3,103,355

CoBiz Common Stock Fund	3,755,275	4,419,121

During 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $9,780,013 and $463,621 respectively.  The detail follows:

	2008	2007
Net appreciation / (depreciation) in value of investments
Pooled separate account	$(8,412,445)	$1,369,381
CoBiz Common Stock Fund	(1,367,568)	(1,833,002)
Total	$(9,780,013)	$(463,621)

NOTE 5 — GUARANTEED INTEREST FUND

In 2002, the Plan entered into a benefit-responsive investment contract with Standard, who maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Standard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk on the contract issuer or otherwise. The average crediting interest rates were 3.83% and 3.88% for 2008 and 2007, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%. Such interest rates are reviewed on a quarterly basis for resetting. The average yield was 3.93% and 3.94% for 2008 and 2007, respectively.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

NOTE 8 — ADMINISTRATION OF PLAN ASSETS AND RELATED PARTY TRANSACTIONS

The Plan has designated the Advisory Committee as the trustee of the Plan. Officers or employees of the Company performed certain administrative functions.  No such officer or employee receives compensation from the Plan.

Administrative expenses, including the investment advisory, management fees and contract administrator fees, are paid from forfeitures of the Plan.

The Plan has entered into a benefit-responsive investment contract with Standard, who maintains contributions in a general account. Standard is the plan Provider as designated by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Standard for the year ended December 31, 2008 amounted to approximately $17,000.

NOTE 9 — SUBSIDIARY PARTICIPATION

As new subsidiaries are acquired, the Company admits the subsidiary’s employees into the Plan. The following subsidiaries of the Company are included in the Plan: CoBiz Insurance, Inc., Green, Manning & Bunch, LTD., CoBiz Bank, Alexander Capital Management Group, LLC, Wagner Investment Management, Inc. and Financial Designs, Ltd.

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no differences between the amounts reflected in the financial statements and the amounts reported on Form 5500 for the years ended December 31, 2008 and 2007.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

			Value
Identity of Issuer, Borrower, Lessor, or		Units/	Per Unit/	Current
Similar Party	Description	Shares	Share	Value

* CoBiz Financial Inc.	Common Stock Fund	380,354.4412	$9.87	$3,755,275

Plan’s Interest in Guaranteed Interest Fund

* Stable Asset Fund	Guaranteed Interest Fund	45,999.9307	127.83	5,880,216

Plan’s Interest in Mutual Funds

Vanguard 500 Index	Pooled separate account	62,216.8662	36.51	2,271,434
Harbor International	Pooled separate account	26,615.4861	70.59	1,878,819
T.Rowe Price Mid-Cap Growth	Pooled separate account	33,118.4121	47.03	1,557,681
Harbor Capital Appreciation	Pooled separate account	59,777.1611	25.10	1,500,635
Federated Mid-Cap	Pooled separate account	43,783.7189	32.47	1,421,665
Harbor Bond	Pooled separate account	9,985.5843	114.52	1,143,513
T. Row Price Equity-Income	Pooled separate account	37,948.9445	25.67	974,167
Vanguard SM Cap Index Admiral	Pooled separate account	25,151.1457	30.98	779,174
Fidelity Balanced	Pooled separate account	9,922.4966	78.27	776,594
Amer Beacon LC Value	Pooled separate account	38,131.5631	18.68	712,201
TIAA Cref Instl	Pooled separate account	35,989.6094	18.95	682,049
Alliance NFJ Small Cap Value	Pooled separate account	9,836.4455	52.62	517,547
Vanguard Explorer Admiral	Pooled separate account	9,956.2814	35.02	348,710
William Blair Intl. Growth	Pooled separate account	10,690.3352	32.18	344,057
T. Row Price Growth Stock	Pooled separate account	9,615.3402	23.32	224,201
				15,132,447

* Participant loans, 4.0% to 8.25%, with various maturities.				874,529

TOTAL PLAN ASSETS HELD FOR INVESTMENT				$25,642,467

*                               Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan
Date: June 24, 2009	By:	/s/ Troy Dumlao
Chairman of Advisory Committee

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, Clifton Gunderson LLP